Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Audit Committee

Prologis 401(k) Savings Plan and Prologis, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-178955) of Prologis, Inc. of our report dated June 5, 2015, with respect to the statement of net assets available for benefits of the Prologis 401(k) Savings Plan as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2015 Annual Report on Form 11-K of the Prologis 401(k) Savings Plan.

/s/ KPMG LLP

Denver, Colorado

June 27, 2016